

February 21, 2014

<u>Via E-mail</u>
Mr. Paul A. Maleh
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116-5092

      Re: **CRA International, Inc.**
                 Form 10-K for the Fiscal Year Ended December 29, 2012
                 File No. 000-24049
                 Filed March 8, 2013

Dear Mr. Maleh:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage, for

                            Larry Spirgel
                            Assistant Director